82-3146

WILLIAMS CREEK EXPLORATIONS LIMITED

#1202-1022 Nelson Street
Vancouver, B.C. V6E 4S7

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the period ended April 30, 2004.

dlw 7/21

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Balance Sheets

April 30, 2004 and January 31, 2004

	April 30, 2004 (unaudited)	January 31, 2004 (audited)
Assets		
Current		
Cash and cash equivalents	$ **321,985**	$ 158,035
Receivables	**2,067**	2,807
Tax credits recoverable	**21,638**	21,638
Prepaid expenses	**11,304**	8,462
	356,994	190,942
Deposit	**3,500**	3,500
Mineral properties and deferred exploration costs (Note 2)	**586,674**	569,291
Furniture and equipment	**2,236**	2,406
	$ 949,404	$ 766,139
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	$ **13,744**	$ 20,019
Advances payable	**11,752**	7,051
	25,496	27,070
Shareholders' equity		
Share capital (Note 3)	**4,583,419**	4,389,169
Contributed surplus	**7,600**	7,600
Deficit	**(3,667,111)**	(3,657,700)
	923,908	739,069
	$ **949,404**	$ 766,139

On behalf of the Board:

Director

Director

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Statements of Loss and Deficit
(unaudited)

For the three months ended April 30

		Three Months Ended April 30, 2004		Three Months Ended April 30, 2003
Expenses				
Administrative				
Accounting and audit fees	$	1,252	$	1,200
Amortization		170		238
Filing and transfer agent fees		4,026		4,040
Legal fees		6,720		7,310
Office		353		1,143
Rent		300		300
		(12,821)		(14,231)
Exploration expenses				
General		(933)		(6,194)
Other items				
Foreign exchange gain (loss)		3,857		(11,142)
Interest income		486		1,496
Write-down of marketable securities		-		226
		4,343		(9,420)
Net loss for the period		(9,411)		(29,845)
Deficit, beginning of period		(3,657,700)		(3,549,013)
Deficit, end of period	$	(3,667,111)	$	(3,578,858)
Loss per share – basic and diluted	$	(0.00)	$	(0.00)
Weighted average shares outstanding		11,780,892		10,026,846

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Statements of Cash Flows
(unaudited)

For the three months ended April 30

		Three Months Ended April 30, 2004		Three Months Ended April 30, 2003
Cash provided by (used in)				
Operating activities				
Net loss for the period	$	(9,411)	$	(29,845)
Items not involving cash				
Amortization		170		238
Foreign exchange (gain) loss		(3,857)		11,142
		(13,098)		(18,465)
Changes in non-cash working capital balances				
Receivables		740		(10,595)
Prepaid expenses		(2,842)		(2,701)
Accounts payable and accrued liabilities		1,225		4,999
		(13,975)		(26,762)
Investing activity				
Acquisition of mineral properties and deferred exploration costs, net of advances		(12,682)		(59,302)
Financing activity				
Proceeds on issuance of common shares		186,750		136,305
Increase in cash and cash equivalents		160,093		50,241
Effect of foreign exchange on cash and cash equivalents		3,857		(11,142)
Cash and cash equivalents, beginning of period		158,035		357,170
Cash and cash equivalents, end of period	$	321,985	$	396,269

Supplemental Disclosure of Cash Flow Information

Non-cash investing and financing activity				
Issue of common shares for mineral property payment	$	7,500	$	-

No cash was paid in the period for interest or income taxes

1. Significant Accounting Policies

Basis of Presentation

All figures as at and for the periods ended April 30, 2004 and 2003 are unaudited.

The interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein. These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended January 31, 2004 and notes thereto included in the Company's Annual Report. The Company follows the same accounting principles in the preparation of interim reports.

Results of operations and mineral exploration activity for interim periods may not be indicative of annual results.

2. Mineral Properties and Deferred Exploration Costs

		Cariboo/ Kamloops/ Skeena, BC		Northwest Territories		Total April 30, 2004		Total January 31, 2004
Mineral properties, at cost								
Balance, beginning of period	$	37,057	$	21,609	$	58,666	$	21,640
Additions		7,920		-		7,920		37,026
Balance, end of period		44,977		21,609		66,586		58,666
Deferred Exploration Costs								
Balance, beginning of period		268,052		242,573		510,625		295,072
Costs incurred during the period								
Administration fee		-		-		-		8,058
Assay		-		-		-		20,976
Drilling		-		229		229		144,636
Geochemical costs		-		-		-		18,951
Geophysical costs				4,196		4,196		32,453
Maintenance fees		4,400		-		4,400		155
Lease payments		-		-		-		5,717
Supplies		518		120		638		420
Tax assessments		-		-		-		846
Travel		-		-		-		5,640
Write-down of deferred exploration costs		-		-		-		(661)
Mining exploration tax credit		-		-		-		(21,638)
		4,918		4,545		9,463		215,553
Balance, end of period		272,970		247,118		520,088		510,625
Total	$	317,947	$	268,727	$	586,674	$	569,291

During the three months ended April 30, 2004, the Company acquired an additional mineral claim in the Skeena River Mining Division of British Columbia for a cash payment of $4,000 and recording fees of $3,920.

3. Share Capital

	Shares		Amount
Authorized			
100,000,000 *common shares without par value*			
Issued			
Balance, beginning of period	11,025,723	$	4,389,169
Issued for cash during the period			
On exercise of warrants	1,245,000		186,750
Issued for mineral property	30,000		7,500
Balance, end of period	12,300,723	$	4,583,419

3. Share Capital - Continued

a) Stock Options

The Company has adopted a "rolling" stock option plan, pursuant to the policies of the TSX Venture Exchange.

A summary of stock option activities for the period is as follows:

	Number	Weighted Average Exercise Price
Outstanding at January 31, 2004	869,750	$0.22
Expired	(819,750)	0.22
Outstanding at April 30, 2004	50,000	$0.24

Stock options outstanding at April 30, 2004 were as follows:

Number	Exercise Price	Expiry
50,000	$0.24	September 2005

b) Warrants

At April 30, 2004 the Company had the following share purchase warrants outstanding that were exercisable on a 1:1 basis.

Number	Exercise Price	Expiry
200,000	$0.17	May 2004

All of the warrants scheduled to expire in May 2004 were subsequently exercised.

A summary of warrant activities for the period is as follows:

	Number	Weighted Average Exercise Price
Outstanding at January 31, 2004	1,520,000	$ 0.15
Exercised	(1,245,000)	0.15
Expired	(75,000)	0.15
Outstanding at April 30, 2004	200,000	$ 0.17

4. Related Party Transactions

a) During the three months ended April 30, 2004, the Company paid $300 for rent to a Company with common directors.

b) At April 30, 2004, the Company owed $11,752 to ATW Resources Ltd. (a joint venture to which the Company owns a 40% interest) for expenditures relating to exploration performed on the Northwest Territories claims.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Williams Creek Explorations Limited (the "Company" or "Williams Creek") and should be read in conjunction with the audited financial statements for the year ended January 31, 2004 and related notes contained therein. The date of this management's discussion and analysis is June 25, 2004. Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Williams Creek
Williams Creek is an exploration stage company engaged in the acquisition, exploration and development of mineral properties with a primary focus in British Columbia. The Company owns twenty-eight crown granted mineral claims in the Caribou Mining Division, three crown granted mineral claims in the Kamloops Mining Division and sixteen mineral claims in the Skeena River Mining Division, three of which are crown granted. The Company also has a net 30% interest in the ATW diamond property in the MacKenzie Mining District of the Northwest Territories.

Risks
Williams Creek is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Also, the price of gold is affected by numerous factors beyond the control of the Company and has been volatile over short periods of time. Further, as the Company has no revenues from operations, the only sources of funds currently available to the Company are the sale of equity capital or the offering of an interest in its projects to another party.

Exploration projects

Westport gold project, British Columbia
The Company plans to do further drilling on the property but no program has been established.

ATW diamond project, Northwest Territories
Results are still pending on the survey completed in May 2004. Further plans will be contingent on the compilation and review of the geophysical survey carried out 2003-2004.

Skeena mineral claims, British Columbia
During the three months ended April 30, 2004, the Company acquired one additional mineral claim in the Skeena River Mining Division. No exploration has been undertaken by the Company on these claims to date. The Company intends to have a geologist examine the properties with a view to recommend an exploration program.

Selected quarterly information

	Three Months Ended							
	Apr-04	Jan-04	Oct-03	Jul-03	Apr-03	Jan-03	Oct-02	Jul-02
Total revenues	486	485	1,144	1,281	1,496	2,706	1,248	927
Net loss (gain)	9,411	(126	55,798	23,170	29,845	(274)	5,242	8,971
Net loss per share	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.00
Total assets	949,404	766,139	815,141	790,366	789,662	678,203	674,613	684,320

Results of operations
The Company's operations during the three months ended April 30, 2004 produced a net loss of $9,411 as compared to a net loss of $29,845 for the three months ended April 30, 2003. The decrease is mostly due to a decrease in general exploration activity and a gain on foreign exchange as opposed to a loss in 2003. Revenue consists of interest income. Administrative expenses remained consistent.

Liquidity and capital resources

At April 30, 2004, the Company had working capital of $331,498 as compared to 163,872 at January 31, 2004, the Company's most recent financial year-end. The Company had cash and cash equivalents of $321,985 at April 30, 2004 as compared to $158,035 at January 31, 2004. The increase in cash is due to the exercise of share purchase warrants during the period. The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for the next year.

Cash used for operating activities during the three months ended April 30, 2004 was $13,975 as compared to $26,762 during the three months ended April 30, 2003. Cash used for investing activities during the three months ended April 30, 2004 decreased as compared to 2003 due to no exploration being conducted on the claims in the Northwest Territories during the quarter. Cash flows from financing activities for the three months ended April 30, 2004 increased due the exercise of share purchase warrants.

Changes in accounting principles

Stock-based compensation

The Canadian Institute of Chartered Accountants ("CICA") amended the stock option compensation and other stock based payments accounting standard during 2003. The Company adopted the standard and the audited financial statements for the year ended January 31, 2004 reflect this. Please see the Summary of Significant Accounting Policies and note 6(d) to the audited financial statements for further details.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Outstanding share data

The Company is authorized to issue 100,000,000 common shares without par value. As at June 24, 2004, there were 12,500,723 outstanding common shares.

Directors, officers and employees are granted options to purchase common shares under the Company's 'rolling' stock option plan. This plan and its terms are disclosed in note 6(d) to the audited financial statements for the year ended January 31, 2004.

Related party transactions

During the three months ended April 30, 2004, $300 was paid to a Company with common directors for rent.

At April 30, 2004, the Company owed ATW Resources Ltd., a company to which Williams Creek has a 40% interest, $11,752 for costs relating to the diamond project in the Northwest Territories. This amount was paid in the subsequent period.